Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY THORNE HEALTHTECH, INC.: THRN-001

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Thorne HealthTech, Inc.

152 W. 57th Street

New York, New York 10019

Attention: Paul F. Jacobson

President and Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

September 8, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:           Ibolya Ignat

Daniel Gordon

Eric Envall

Sandra Hunter Berkhimer

RE:     Thorne HealthTech, Inc.

Registration Statement on Form S-1

File No. 333-257987

Ladies and Gentlemen:

On behalf of our client, Thorne HealthTech, Inc. (the “Company”), we submit this letter to the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on April 19, 2021 and filed via EDGAR on July 16, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY

THORNE HEALTHTECH, INC.

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

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For the convenience of the Staff, we have explained below how the Company determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the most recent valuations of its common stock leading up to the initial public offering of its common stock and the estimated public offering price. The Company hopes this information will help facilitate your review of the Company’s accounting for equity issuances including stock compensation and beneficial conversion features.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Price Range

To assist the Staff in its evaluation of stock-based compensation disclosures and certain other matters, the Company advises the Staff that the Company currently anticipates an approximate pre-stock split price range of $[***] to $[***] per share (the “Price Range”) for an initial public offering (the “IPO”) of the Company’s common stock, with a midpoint of the anticipated Price Range of approximately $[***] per share (the “Midpoint Price”). The Company anticipates implementing a stock split in connection with the IPO and will present post-stock split share numbers and per-share price information in the amendment of the Registration Statement that includes the price range. This letter presents all share numbers and per-share price information on the pre-stock split basis.

The Price Range has been determined based on a number of factors, including increasing sales of the Company’s vitamin and supplement products, growth in the Company’s subsidiaries, including Onegevity’s health intelligence services and Drawbridge Health’s diagnostic device, increasing sales of its health testing kits, input received from qualified potential investors during the Company’s “testing the waters meetings,” current market conditions and input received from BofA Securities, Inc., Cowen and Company, LLC, Evercore Group L.L.C and RBC Capital Markets, LLC (the “Underwriters”), including discussions that took place on July 28, 2021 and September 8, 2021, among representatives of the Company and representatives of the Underwriters.

As is typical for IPOs, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company; current market conditions, including the volatility, disruptions and uncertainty caused by the COVID-19 pandemic and its impact on the capital markets; recent strategic and collaboration transactions in the health and wellness industry; and the current valuations of public companies at a similar stage of development as the Company. On July 28, 2021, the Underwriters provided the Company with a similar estimated price range of [***] to [***] per share, with a midpoint of [***] per share.

CONFIDENTIAL TREATMENT REQUESTED BY

THORNE HEALTHTECH, INC.

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The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes the actual bona fide price range will be within the Price Range. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Equity Grants and Common Stock Valuation

The Company accounts for stock-based compensation by measuring and recognizing compensation expense for all stock-based payments made to employees, directors and other service providers based on estimated grant-date fair values and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method. However, the Company has not issued any stock options since October 2018. As described below, on July 28, 2021, the Company amended its 2010 Equity Incentive Plan and issued restricted stock units (“RSUs”) to certain employees.

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant-date fair value of the stock options. In connection with the grant of the RSUs, the Company’s board of directors (the “Board”), with input from management, determined the estimated fair value per share of the Company’s common stock for financial reporting purposes to be as follows:

Valuation Date	Date of Underlying Valuation Report	Estimated Fair Value Per Share of Common Stock	Valuation Method
June 30, 2021	July 28, 2021	$6,200	Hybrid OPM/PWERM

The estimated fair value per share of common stock was determined after considering a valuation report from an independent third-party valuation firm as well as other objective and subjective factors as appropriate, including the Company’s projected revenue and expenses; the Company’s stage of development; the Company’s cash burn and cash balances; the value of public companies with similar profiles to the Company; the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock; the need for and market related to additional private financings, such as preferred stock financings; the likelihood of achieving a liquidity event, including an IPO; and the other factors described below.

June 30, 2021 Valuation

In preparing the June 30, 2021 valuation (reflected in the report issued on July 27, 2021), the Company determined the enterprise value of the Company using a hybrid method between the option pricing method (“OPM”) and the probability weighted expected return method (“PWERM”). Using the

CONFIDENTIAL TREATMENT REQUESTED BY

THORNE HEALTHTECH, INC.

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hybrid method, the resulting estimated fair value of the Company’s common stock was $6,200 per share on a non-marketable, minority basis. The key drivers in the valuation included the following:

•

Improved vitamin and supplement manufacturing industry outlook due to (i) aging U.S. population resulting in increasing demand for age-specific products, and (ii) increased demand for sports nutritionals as consumers engage in more active lifestyles;

•	Four year forecasts of:

•	Revenue growth of 34.2% in 2022, 34.4% in 2023, 32.6% in 2024, and a long-term growth rate of 5.0%;

•	EBITDA margin increase from 5.1% in 2021 to 17.5% in 2025 and beyond; and

•	Latest-twelve-month enterprise value to revenue multiple for comparable public companies of 5x and forecasted calendar year enterprise value to revenue multiple for comparable public companies of 4x.

In this valuation, the hybrid OPM/PWERM was used to address two scenarios: an IPO Scenario in August 2021 and an M&A Exit Scenario. The IPO Scenario was assigned a weight of 75.0% and the M&A Exit Scenario was assigned a weight of 25.0%.

For the IPO Scenario, the Company used:

•	an implied exit equity value of approximately $850 million ($922.8 million inclusive of proceeds from in-the-money option exercises and exercise of the Class A common stock warrants);

•	a fully diluted common stock and common stock equivalents after conversion of all preferred equity and exercise of all options and warrants figure of 131,201 shares; and

•	a weighted average cost of capital of 12.0% applied over two months.

The PWERM was applied in the IPO Scenario by reviewing information provided by management and indications of recently priced IPOs in the health and wellness industry. The IPO Scenario assumed that the Company would complete an IPO by August 15, 2021, which represented management’s best estimate of the possible time to complete the IPO. The Company’s equity value was determined based on management’s expectations regarding the Company’s stage of development at the time of the IPO and market data of comparable health and wellness public companies. These exit values were allocated using the Company’s fully diluted shares under the assumption that all capital stock would convert into common stock at the IPO in order to maximize the holders’ financial return, with the convertible preferred stock forfeiting its liquidation preference and other rights as a result of such conversion. The resulting values were then discounted back to present value.

CONFIDENTIAL TREATMENT REQUESTED BY

THORNE HEALTHTECH, INC.

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For the M&A Exit Scenario, the Company used the guideline public company and discounted cash flow methods to determine the Company’s equity value. The Company then used the OPM method to allocate its equity value to the Company’s preferred and common classes of capital stock, including the preferred stock liquidation preferences, the breakpoint value at which options and warrant exercise, and the breakpoint values at which the preferred stock automatically converts to common stock. To calculate the estimated fair value of the Company’s common stock, the Company used the Black-Scholes method, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. The Company used:

•	an equity value of approximately $779.0 million based on an equal weighting of the guideline public company and discounted cash flow methods;

•	a probability-weighted time to exit of 1.5 years after accounting for the Company’s approximation of the time it would take the Company to reach an M&A event;

•	a risk-free interest rate of 0.16%; and

•	an estimate for expected volatility of 76.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

A discount for lack of marketability (“DLOM”) of 5.0% was applied to the IPO Scenario and a DLOM of 20.0% was applied to the M&A Exit Scenario. The DLOMs used for each scenario reflected the Company’s then current estimates of the time to a liquidity event.

Analysis of July 28, 2021 Grants

On July 28, 2021, the Board issued 1,968 RSUs, representing approximately 1.5% of the Company’s fully diluted capitalization, to certain employees of the Company to align their economic interests with the Company and provide them with a long-term incentive to continue working for the Company. The Board did not attach any valuation to these RSUs.

The Company has not granted any other equity awards since July 28, 2021.

Comparison of the June 30, 2021 Valuation and the Midpoint Price

As is typical in an IPO, the Price Range was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the current step-ups from the last private capital raising rounds and typical valuation ranges seen in recent IPOs for comparable stage health and wellness companies;

•	the general condition of the U.S. capital markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable life health and wellness companies;

•	market reaction to the COVID-19 vaccine rollout;

•	an assumption that there would be a receptive public trading market for a personalized health and wellness company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY

THORNE HEALTHTECH, INC.

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The Company notes that there is virtually no difference between the June 30, 2021 valuation and the Midpoint Price. However, if there is any difference between the June 30, 2021 valuation and the ultimate offering price, the Company believes that the difference would be primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•

Favorable feedback from qualified potential investors following the “testing the waters” meetings that occurred in July 2021, which suggested that there was investor interest in the Company at a step-up in valuation. This feedback suggests that the market would be receptive to the Company’s IPO.

•

Despite the uncertainty and volatility of the COVID-19 pandemic on the IPO market in particular and capital markets in general, the Company identifying a targeted launch date for the IPO using the remote and virtual communications that are required in the shelter-in-place environment given that the traditional in-person roadshow trips are not available or difficult to arrange at this time, and the Board approving on July 16, 2021 the public filing of the Registration Statement in support of the targeted launch date.

•

The valuations of comparable companies that completed or launched IPOs in 2020 and 2021 to date as well as such companies’ performance in the months following their IPOs, which valuations reflected increases from the last private rounds of equity financing prior to such IPOs, i.e. reflecting step-up multiples in the IPO.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity markets, increase visibility with acquirors and increase the Company’s strategic flexibility.

Valuation Methodology-Specific Factors

•

The methodology for determining the June 30, 2021 valuation price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including the right to receive dividends equal to the original issue price of the preferred stock prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock.

•

The valuation report used in determining the June 30, 2021 valuation utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Accounting and Valuation Guide titled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

CONFIDENTIAL TREATMENT REQUESTED BY

THORNE HEALTHTECH, INC.

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•

The inclusion of other factors by the Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.

•

The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the June 30, 2021 valuation represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and was subject to a DLOM as indicated above.

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price) and the prior valuations are reasonable. The Company will continue to update its disclosure for all applicable equity-related transactions through the effective date of the Registration Statement. Currently, the Company does not expect to issue any more equity grants prior to the pricing of its IPO.

* * *

CONFIDENTIAL TREATMENT REQUESTED BY

THORNE HEALTHTECH, INC.

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If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3564 or poettinger@wsgr.com or Jesse Schumaker at (650) 849-3085 or jschumaker@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip H. Oettinger

Philip H. Oettinger

cc:     Paul F. Jacobson., Thorne HealthTech, Inc.

Scott Wheeler, Thorne HealthTech, Inc.

Billy Hampton, BDO USA, LLP.

Jesse F. Schumaker, Wilson Sonsini Goodrich & Rosati, P.C.

Stelios G. Saffos, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY

THORNE HEALTHTECH, INC.